C M

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022932

Estimated average burden hours per response...... 12.00

SEC MAIL RECEIVED JUN 27 2002 WASH. D.C. 154 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FV 6/28/02

REPORT FOR THE PERIOD BEGINNING 5/01/01 (MM/DD/YY) AND ENDING 4/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Smart & Boyd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 Shawnee Mission Parkway, Suite 204
(No. and Street)

Shawnee Mission (City) Kansas (State) 66205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. Scott Perkins 913-384-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zieha, Jane Ellen
(Name – *if individual, state last, first, middle name*)

2301 West 70th Street (Address) Shawnee Mission (City) Kansas (State) 66208 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, F. Scott Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Smart & Boyd, Inc., as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

HELEN JOURAS
Notary Public - State of Kansas
My Appt. Expires 9-28-2002

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

J. E. ZIEHA, CPA

2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

We have audited the accompanying statement of financial condition of **Perkins, Smart & Boyd, Inc.**, as of April 30, 2002 and the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements, and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of **Perkins, Smart & Boyd, Inc.** as of April 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

J. E. Zieha, CPA

June 14, 2002

PERKINS, SMART & BOYD, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 83,393
Commissions receivable	83,271
Other receivables	47,363
Investments	43,600
Accrued tax benefit	5,504
Prepaid expenses	8,048
Total Current Assets	271,179
PROPERTY, PLANT AND EQUIPMENT	
Furniture and fixtures	27,471
Computer equipment	48,850
	76,321
Less accumulated depreciation	64,277
Net Property, Plant and Equipment	12,044
OTHER ASSETS	
Deposits with clearing organizations	32,410
Other deposits	1,307
Customer accounts, net of accumulated amortization of $24,164	25,836
Total Other Assets	59,553
	$ 342,776

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF FINANCIAL CONDITION – CONTINUED

APRIL 30, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 11,342
Commissions payable	12,403
Payroll taxes payable	101,948
Total Liabilities	125,693
STOCKHOLDER'S EQUITY	
Common stock, $10 par value	
Authorized – 12,500 shares	
Issued and outstanding – 3,180 shares	31,800
Additional paid-in capital	5,000
Retained earnings	180,283
Total Stockholder's Equity	217,083
	$ 342,776

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2002

REVENUES	
Commissions	$ 2,170,195
Fees	43,619
Discounts and rebates	174
Investment loss	(45,168)
Interest	138,265
	2,307,085
EXPENSES	
Commissions	196,824
Salaries and benefit	1,352,960
Other operating expenses	777,099
	2,326,883
Net loss before taxes	(19,798)
INCOME TAX EXPENSE	
Current	6,944
Deferred	(6,944)
Net Loss	$ (19,798)

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2002

	Common Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at April 30, 2001	3,180	$ 31,800	$ 5,000	$ 200,081	$ 236,881
Net Loss	-	-	-	(19,798)	(19,798)
Balances at April 30, 2002	3,180	$ 31,800	$ 5,000	$ 180,283	$ 217,083

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED APRIL 30, 2002

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during the year.

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$(19,798)
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	9,520
Realized investment losses	868
Unrealized investment losses	44,300
Change in current assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(28,386)
Other receivable	(22,930)
Prepaid expenses	(5,607)
Accrued tax benefit	(5,504)
Increase (decrease) in:	
Accounts payable	(10,411)
Commission payable	8,338
Payroll taxes payable	31,651
Deferred tax liabilities	(2,200)
Income taxes payable	(13,400)
Net cash used by operating activities	(13,559)
CASH FLOW FROM INVESTING ACTIVITIES	
Sale of securities	18,106
Purchase of securities	(20,505)
Net cash used by investing activities	(2,399)
Net decrease in cash	(15,958)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	99,351
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 83,393

See notes to financial statements

PERKINS, SMART & BOYD, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2002

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The nature of business and a summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Nature of Business

Perkins, Smart & Boyd, Inc. (Company) is a full service securities broker providing investment advisory and other related services. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated under Kansas laws and commenced operations on May 5, 1976.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. Office Furniture and Equipment

Office furniture and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs which do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their useful lives of 5 to 7 years using accelerated recovery methods.

E. Investments

Investments are carried at market value and consist of common stock held for trading purposes. Net unrealized losses included in earnings for the year ended April 30, 2002 are $45,168.

F. Intangibles

Customer accounts acquired with the purchase of a business in February 1995 are being amortized over 15 years.

G. Revenue Recognition

Customers' securities transactions and related commission income and expense are recorded on a trade date basis.

H. Income Taxes

Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between income determined for financial and tax purposes. Such temporary differences are principally related to the use of accelerated depreciation methods for tax purposes, the difference between the book and tax basis of investment securities, and the net effect of the conversion from accrual accounting to cash basis accounting for income tax purposes. Differences between expected income tax expense computed based on statutory tax rates and actual reported income tax expense are attributable to permanent non-deductible expenses for tax purposes.

I. ***Concentrations***

Because of the nature and size of the Company's operations, it occasionally maintains cash balances in excess of Federally insured limits at financial institutions. The Company has not experienced any losses on such accounts.

J. ***Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2002, the Company had net capital of $109,222 which was $59,222 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.2 to 1.

NOTE 3 - MATERIAL INADEQUACIES

None noted

NOTE 4 – OPERATING LEASE

The Company leases office space and equipment under various operating leases. Minimum future obligations on these operating leases are as follows:

April 30, 2002	$ 58,740
2003	54,278
2004	36,105
	$ 149,123

Total rent expense under operating leases for the year ended April 30, 2002 was $63,828.

NOTE 5 – DEPOSITS

Deposits with clearing organizations represent funds required to remain on deposit with the Company's clearing brokers, Southwest Securities, Inc. and First Southwest Securities, Inc. Withdrawals can be made only with the permission of the clearing companies, and a minimum balance of $10,000 and $20,000, respectively, must be maintained at all times.

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for the benefit of all eligible employees. Participants may elect to defer up to 10% of their annual compensation to be contributed to the plan subject to limits as specified by the Internal Revenue Code. During the year ended April 30, 2002, the Company made no matching contributions to the plan.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT AND MARKET RISK

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transaction may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of April 30, 2002

Schedule I

PERKINS, SMART & BOYD, INC.

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF APRIL 30, 2002

NET CAPITAL	
Total stockholder's equity	$ 217,083
Ownership equity not allowable for net capital:	
Other Receivables	47,363
Accrued tax benefit	5,504
Prepaid expenses	8,048
Property and equipment	12,044
Customer accounts	25,836
Other deposits	1,307
	100,102
Haircuts on investments	7,759
Net capital	$109,222
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$125,693
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess of net capital	$ 59,222
Ratio: Aggregate indebtedness to net capital	1.2 to 1

PERKINS, SMART & BOYD, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF APRIL 30, 2002

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of April 30, 2002)

Total ownership equity qualified for net capital per April 30, 2002, Part II A	$ 202,116
Increase in other receivable	14,197
Increase in accrued tax benefit	7,704
Increase in prepaid expenses	364
Decrease in property and equipment	(7,420)
Decrease in customer accounts	(278)
Increase in investments	400
Total ownership equity qualified for net capital per April 30, 2002, audit report	217,083
Non-allowable assets per April 30, 2002 Part II A	87,735
Increase in other receivable	14,197
Increase in accrued tax benefit	5,504
Increase in prepaid expenses	364
Decrease in property and equipment	(7,420)
Decrease in customer accounts	(278)
Non-allowable assets per April 30, 2002 audit report	100,102
Net capital, as reported in Company's Part IIA	$106,622
Increase in ownership equity qualified for net capital Per April 30, 2002 audit report	2,600
Net capital per April 30, 2002 audit report	$109,222

Schedule II

PERKINS, SMART & BOYD, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF APRIL 30, 2002

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.

In planning and performing our audit of the financial statements of **Perkins, Smart & Boyd, Inc.** for the year ended April 30, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

D. S. Zukas, CPA

June 14, 2002